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                                                               September 8, 2004

Vincent J. Di Stefano, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC  20949

Re:    Eaton Vance Floating-Rate Income Trust
       File Nos. 333-117357 and 811-21574

Dear Mr. Di Stefano:

      Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Eaton Vance Floating-Rate Income Trust (the "Trust") is Pre-Effective Amendment No. 1 to the Trust's registration Statement on Form N-2 relating to the Registrant's initial issuance of auction preferred shares of beneficial interest ("Pre-Effective Amendment No. 1").

      A total registration fee of $55,114.50 with this Pre-Effective Amendment No. 1 to the Trust's auction preferred shares Registration Statement ("APS Registration Statement") is being filed for purposes of registering auction preferred shares of beneficial interest of the Trust. The registration fee for purposes of this Pre-Effective Amendment No. 1 in the amount of $55,114.50 has been wired through the FEDWIRE system to the Securities and Exchange Commission's ("SEC") account at Mellon Bank. The Pre-Effective Amendment No. 1 to the APS Registration Statement transmitted with this letter contains conformed signatures pages, the manually executed originals of which are maintained at the offices of the Trust.

      Thank you for your letter transmitting your comments concerning the auction preferred shares Registration Statement on Form N-2 for the Trust filed with the Securities and Exchange Commission ("SEC") on July 14, 2004. We are aware that the SEC staff prefers to establish a formal record of correspondence with registrants. Accordingly, please find the Trust's formal responses to your comments below.

      Included with this Pre-Effective Amendment No. 1, both the Underwriters and the Trust's formally request acceleration of effectiveness of the Registration Statement to 2:00 p.m.. on this Friday, September 10, 2004.

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PROSPECTUS

GENERAL

COMMENT: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

RESPONSE: The Fund understands this comment. All proposed responses to your comments are provided herein and detailed in the enclosed marked portions of the Registration Statement.

COMMENT: Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

RESPONSE: The Fund intends only to omit certain pricing information from Pre-Effective Amendment No. 1. This would include the initial dividend rates and periods. This information will be omitted, as it will not be known at the time of filing. Per standard underwriting procedures, definitive "sizing" of the offering will take place within a day or two of the date the Registration Statement is declared effective. The Fund intends to file pursuant to Rule 497(h) a definitive prospectus and SAI containing any omitted information in compliance with the requirements of Rule 430A.

PROSPECTUS SUMMARY

COMMENT: Please advise us supplementally whether the Fund is currently fully invested. Also advise whether the underwriters of the Fund's common offering exercised their options to purchase additional shares to cover over-allotments and, if so, whether the underwriters still hold the shares so purchased.

RESPONSE: As of July 31, 2004, the date of the Trust's unaudited Financials Statements, the Trust had substantially invested the proceeds received from the initial closing of the Trust's common shares offering. The underwriters exercised a portion of their overallotment option which was closed on August 11, 2004, which the Trust is currently investing the proceeds from this closing. It is our understanding that the underwriters currently do not hold common shares in a long position.

COMMENT: Please advise us supplementally whether the Fund has a strategy concerning the duration of the Fund's portfolio relative to the auction dates of the preferred shares. Does the Fund have a strategy for dealing with rising interest rates or inverted yield curves?

RESPONSE: As reflect in Post-Effective Amendment No. 1 will issue initially 5 series of APS. Three of these series will have a 7-day dividend reset period and the other two will have a 28-day dividend reset period. The length of these dividend periods was determined with reference to current and expected interest rate and yield curve circumstances as well as other pertinent factors. Eaton Vance continuously monitors the effectiveness of the Fund's investment leverage including with reference to changing interest rate and yield curve conditions. Under the terms of the by-laws creating the APS, the Fund has the ability to change the reset period of any series if this would be more advantageous to common shareholders. In addition, the Fund has the ability to redeem some or all APS if conditions are such that Eaton Vance believes they are not making a positive contribution to the performance of common shares.

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FINANCIAL HIGHLIGHTS

COMMENT: Please advise us supplementally why the Fund will use leverage when it invests substantially in short-term debt.

RESPONSE: As similarly noted in response to an identical staff comment regarding the recent auction preferred shares offering of Eaton Vance Tax-Advantaged Global Dividend Income Fund, and Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund the common shares offering of the Trust raised approximately $680 million in assets. The "Financial Highlights" in the prospectus will be as of July 31, 2004 reflecting only a month's time period of operations. Although the proceeds of the common offering are substantially invested now, it took some time for Eaton Vance Management to invest the proceeds pursuant to the Fund's investment objective from the commencement of operations on June 29, 2004. The Fund expects to offer auction preferred shares in September when it expects to be in a position to invest leveraged assets consistent with the Fund's investment objective.

STATEMENT OF ADDITIONAL INFORMATION

APPROVAL OF INVESTMENT ADVISORY AGREEMENT

COMMENT: This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please revise the disclosure accordingly. See Instruction to Item 18.13 of Form N-2.

RESPONSE: The disclosure in the Registration Statement mirrors the disclosure in the Fund's common share registration statement as filed pursuant to Rule 497(h) on June 25, 2004. The staff there indicated that it was satisfied with the revised disclosure. The Fund's Board of Trustees has not readdressed the approval of the investment advisory contract since then. Accordingly, the Fund believes that this disclosure fully addresses the staff's comment and disagrees that Item 18.13 of Form N-2 requires additional disclosure.

FINANCIAL STATEMENTS

COMMENT: Please include updated financial statements in the disclosure.

RESPONSE: The requested Statement of Assets and Liabilities will be included in Pre-Effective No. 1 and has been provided supplementally to the staff prior to such filing

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The Trust and the Underwriter have filed herein a formal request for acceleration for effectiveness and we will be in contact with you regarding this request. We believe that this submission fully responds to your comments. As indicated above, I will be calling you shortly to discuss any remaining concerns so that they may be addressed on a timely basis to enable the Trust's Registration Statement to be declared effective September 10, 2004 as discussed above. Please feel free to call me at any time at 617-261-3246. In my absence, please address any question or concerns to Mark Goshko at 617-261-3163 or Marc Stahl at 617-261-3187.

      As always, your cooperation is most appreciated.

                                             Sincerely,

                                             /s/Clair E. Pagnano
                                             ---------------------
                                             Clair E. Pagnano

Enclosures

cc: Richard Pfordte
       Securities and Exchange Commission, Division of Investment Management Fred Marius
       Eaton Vance Management
    Mark P. Goshko
       Kirkpatrick & Lockhart LLP
    Marc O. Stahl
       Kirkpatrick & Lockhart LLP
    Thomas Hale
       Skadden, Arps, Slate, Meagher & Flom LLP
    Joshua Ratner
       Skadden, Arps, Slate, Meagher & Flom LLP

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